September 15, 2025

James A. McNulty
Interim Chief Financial Officer
Inhibitor Therapeutics, Inc.
3014 W. Palmira Avenue
Suite 302
Tampa, FL 33629

        Re: Inhibitor Therapeutics, Inc.
            Form 10-K for the Year Ended December 31, 2024
            Filed March 28, 2025
            File No. 001-13467
Dear James A. McNulty:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences